THIS **LEASE** is dated as of December 1, 2016.

BETWEEN:

0954717 B.C. LTD., a body corporate under the laws of the Province of British Columbia, and having its registered office situate at Suite 700 – 1708 Dolphin Avenue, Kelowna, British Columbia, V1Y 9S4

(the "Landlord")

AND:

CANNATECH PLANT SYSTEMS INC., a body corporate under the laws of the Province of British Columbia, and having an office situate at Suite 700 – 1708 Dolphin Avenue, Kelowna, British Columbia, V1Y 9S4

(the "Tenant")

In consideration of the rents, terms, covenants and conditions contained herein, the parties agree as follows:

1. DEFINITIONS

1.1 The Landlord and the Tenant hereby agree that in this Lease the following words or phrases shall, unless there is something in the context inconsistent therewith, have the meanings hereinafter set out:

(a) "ACMPR" has the meaning given to it in paragraph 7.2;

(b) "Additional Rent" shall mean:

(i) to the extent such are not paid directly by the Tenant, the Utility Costs and Tenant's Taxes,

(ii) the Operating Expenses, and

(iii) all other sums which may be payable to the Landlord hereunder or reimbursable to the Landlord hereunder, including, without limitation, all interest and penalties payable by the Tenant hereunder, whether or not such

sums are referred to as Rent or Additional Rent or otherwise,

but Additional Rent shall not include the Annual Basic Rent;

(c) "Annual Basic Rent" shall mean the amount specified as such in paragraph 4.1;

(d) "Building" shall mean all buildings and improvements erected or to be erected on the Land;

(e) "Commencement Date" shall mean the date specified on the first page hereof;

(f) "Environmental Laws" means any statutes, laws, regulations, orders, bylaws, standards, guidelines, permits, and other lawful requirements of any governmental authority having jurisdiction over the Premises now or hereafter in force relating in any way to the environment, health, occupational health and safety, or transportation of dangerous goods, including the principles of common law and equity;

(g) "Expiry Date" shall mean the final date of the Term;

(h) "GST" means the tax levied under Part IX of the *Excise Tax Act (Canada)* as the same may be amended or substituted from time to time;

(i) "Hazardous Substance" or "Hazardous Substances" means any pollutants, contaminants, deleterious substances, underground or above-ground tanks, asbestos materials, hazardous, corrosive, or toxic substances, special waste or waste of any kind, or any other substance which is now or hereafter prohibited, controlled or regulated under Environmental Laws;

(j) "Insurance Costs" shall mean all premiums and other amounts which the Landlord may expend in effecting or maintaining insurance coverage under the provisions of this Lease;

(k) "Land" shall mean all the parcel or tract of land described in Schedule A;

(l) "Landlord" shall mean the registered owner, 0954717 B.C. Ltd, or the mortgagees in possession for the time being, of the Premises only during and in respect of their respective periods of interest in the Premises;

(m) "Landlord's Mortgagees" shall mean any and all existing or proposed mortgagees, debenture-holders, and trustees on behalf of mortgagees holding any Mortgages;

(n) "Lease" shall mean this indenture and all Schedules attached hereto;

(o) "Leasehold Improvements" means all fixtures (other than the Tenant's business and trade fixtures), improvements, additions, partitions, equipment and alterations from time to time made to or installed in the Premises by, or on behalf of, the Tenant;

(p) "Licence Conditional Approval" means receipt by the Tenant of correspondence from Health Canada, indicating that their application to become a Licensed Producer under the ACMPR is ready for pre-licence inspection and requesting additional information;

(q) "Mortgages" shall mean all mortgages, debentures, deeds of trust, and mortgages securing bonds and all instruments and indentures supplemental thereto which may now or hereafter charge the Land and Premises, and all renewals, modifications, consolidations, replacements, and extensions thereof;

(r) "Operating Expenses" shall mean all reasonable expenses, without duplication, incurred by the Landlord in connection with the operation and maintenance of all or any portion of the Land and the Building and, without restricting the generality of the foregoing, shall include:

(i) the Taxes;

(ii) the Insurance Costs;

(iii) all charges for water, gas, electricity, and other utilities and services used on or in respect of any part of the Land and the Building and all fittings, machines, apparatus, meters, and any other thing leased in respect thereof, and all work and services performed by any corporation, authority, or commission in connection with such utilities, but excluding Utility Costs;

(iv) all operating and amortization costs and expenses, which operating and amortization costs and expenses shall be deemed to include any and all expenses properly chargeable against income incurred by the Landlord in connection with the operation, maintenance or repair of the Land and the Building, and by way of example without limiting the generality of the foregoing shall include the costs of the following:

i. heating, ventilation, air-conditioning, electricity, water and sewer used throughout the Land and the Building;

ii. the care of, security in, maintenance of, cleaning of or operation of the Land and the Building;

iii. gardening and landscaping, maintenance of parking areas and driveways, and the removal of snow and garbage;

iv. all repair, replacement and installation costs of any mechanical systems for the Building provided that any replacement costs shall be amortized over the useful life of the replacement as determined in accordance with generally accepted accounting principles;

v. all repair, replacement and installation costs related to the non-structural components of the Building's roof including the roof membrane provided that any replacement costs shall be amortized over the useful life of the replacement as determined in accordance with generally accepted accounting principles;

vi. any third party property management fees, including but not limited to management fees payable to Jasmur Holdings Ltd., provided that such fees not exceed five percent (5%) of Annual Basic Rent;

but Operating Expenses shall not include interest on the Landlord's debt or capital retirement of the Landlord's debt, or, Structural Repairs;

(s) "Offer to Lease Agreement" (intentionally deleted);

(t) "Operating Year" shall mean a 12-month period which shall be established by the Landlord from time to time, commencing on the first day of a month in any calendar year and ending on the last day of the 12th following month, provided that the first operating period shall commence on the Commencement Date and end on the last day of the Landlord's designated Operating Year next following and the last operating period shall terminate to coincide with the Expiry Date;

(u) "Other Tenant" means Drexan Energy Systems Inc., being the existing tenant, as of the date of this Lease, of the Other Tenant Office Space and Unit B;

(v) "Other Tenant Office Space" means that portion of Unit A shown hatched on Schedule B which as of the Commencement Dare is leased and occupied by the Other Tenant;

(w) "Premises" shall mean Unit A except that portion of Unit A comprising the Other Tenant Office Space, together with the Leasehold Improvements therein;

(x) "Prime Rate" means the rate of interest, expressed as an annual rate, at the relevant time or times, established by the Royal Bank of Canada at its main branch in Vancouver, British Columbia, as a reference rate for commercial loans in Canadian dollars to its best commercial customers and commonly referred to by such Bank as its "prime rate";

(y) "Relative Portion" shall mean, with respect to any amount payable under this Lease, that fraction which has as its denominator the period of time expressed in days in respect of which an amount payable hereunder is calculated and which has as its numerator the number of days within the same calculation period, but which fall within the Term or any extension period;

(z) "Release" includes release, spill, leak, pump, pour, emit, discharge, eject, escape, leach, dispose, or dump;

(aa) "Rent" shall mean the Annual Basic Rent and the Additional Rent;

(bb) "Rentable Area" as applied to premises set aside by the Landlord for leasing to a tenant of the Building, means the ground floor area of the premises expressed in square feet, as determined and certified by an independent BC land surveyor, measured from the centre line of all walls separating the premises from adjacent leasable premises and from the exterior surfaces of exterior walls, without deduction for any space occupied or used for columns, stairs, or other interior construction or equipment and will include a proportionate share of any electrical rooms within the Building that serve the Building as a whole (but specifically excluding basements, mezzanines and any other second floor areas);

(cc) "Sales Taxes" shall mean any and all taxes, fees, levies, charges, assessments, rates, duties, and excises (whether characterized as sales taxes, purchase taxes, goods and services taxes, or any other form) which are imposed on the Landlord, which the Landlord is liable to pay or which the Landlord is liable to collect and remit, and which are levied, rated, or assessed on the act of entering into this Lease or otherwise on account of this Lease, on the use or the occupancy of the Premises or any portion thereof, on the Rent payable under this Lease or any portion thereof, or in connection with the business of renting the Premises or any portion thereof, including, without limitation, GST.

Provided however that Sales Taxes shall exclude all of the following:

(i) income tax under Part I of the *Income Tax Act*, R.S.C. 1985 (5th supp.), c. 1 as it existed on the Commencement Date,

(ii) the Tenant's Taxes,

(iii) the Taxes, and

(iv) Corporation Capital Tax.

(dd) "Structural Repairs" shall mean repairs and replacements to the Building shell, support walls, foundations, floors and roof structures, to any extent necessary to

maintain normal structural integrity.

(ee) "Tenant's Share" means the fraction, the numerator of which is the Rentable Area of the Premises, and the denominator of which is the total Rentable Area of the Building;

(ff) "Taxes" shall mean all taxes, fees, levies, charges, assessments, rates, duties, and excises which are now or may hereafter be levied, imposed, rated, or assessed upon or with respect to the Land or the Building or any part thereof, whether levied, imposed, rated, or assessed by the government of Canada, the government of British Columbia, or any political subdivision, political corporation, district, municipality, city, or other political or public entity, and whether or not now customary or in the contemplation of the parties on the date of this Lease. Without restricting the generality of the foregoing, Taxes shall include all:

(i) real property taxes, general and special assessments;

(ii) taxes, fees, levies, charges, assessments, rates, duties, and excises for transit, housing, schools, police, fire, or other governmental services, or for purported benefits to the Land or the Building;

(iii) local improvement taxes, service payments in lieu of taxes, and taxes, fees, levies, charges, assessments, rates, duties, and excises, however described, that may be levied, rated, or assessed as a substitute for, or as an addition to, in whole or in part, any property taxes or local improvement taxes; and

(iv) reasonable costs and expenses, including legal and other professional fees and interest and penalties on deferred payments, incurred by the Landlord at the request of the Tenant in contesting or appealing any taxes, assessments, rates, levies, duties, excises, charges, or other amounts as aforesaid;

but Taxes shall exclude all of the following:

(i) income tax under Part I of the *Income Tax Act*, R.S.C. 1985 (5th supp.), c. 1 as it existed on the Commencement Date,

(ii) the Tenant's Taxes,

(iii) the Sales Taxes, and

(iv) corporation capital tax.

(gg) "Tenant Licence Area" shall have the meaning given to it in clause 18.21;

(hh) "Tenant's Taxes" shall mean all taxes, fees, levies, charges, assessments, rates, duties, and excises which are now or may hereafter be levied, imposed, rated, or assessed by any lawful authority relating to or in respect of the business of the Tenant or relating to or in respect of personal property and all business and trade fixtures, machinery and equipment, cabinet work, furniture, and movable partitions owned or installed by the Tenant at the expense of the Tenant or being the property of the Tenant, or relating to or in respect of the Leasehold Improvements or other improvements to the Premises built, made, or installed by the Tenant, on behalf of the Tenant or at the Tenant's request, whether any such amounts are included by the taxing authority in the Taxes;

(ii) "Term" shall mean 25 years, commencing on the Commencement Date;

(jj) "Transfer" shall mean any transfer, assignment, charge, mortgage, sublease, licence, sharing of possession, parting with possession, or any other disposition of this Lease or any estate or interest therein or the Premises or any part thereof, including without limitation a transfer by operation of law;

(kk) "Transferee" shall mean any person to whom a Transfer is made or intended to be made;

(ll) "Unit A" means that portion of the Building shown outlined in bold and labelled as "Unit A" on the plan attached as Schedule B;

(mm) "Unit B" means that portion of the Building outlined in bold and labelled as "Unit B" on the plan attached as Schedule B; and

(nn) "Utility Costs" shall mean all charges for water, gas, telephone, electric light and power, and all other utilities and services used on or in respect of the Premises or any part thereof, whether separately metered to the Premises or as allocated by the Landlord, acting reasonably to the Premises together with all costs and charges for all fittings, machines, apparatus, meters, and any other thing leased or supplied in respect thereof and all reasonable costs and charges for all work and services performed by any corporation, authority, or commission in connection with such utilities and services in respect of the Premises, whether separately charged to the Premises or allocated by the Landlord, acting reasonably, to the Premises.

2. THE DEMISE

In consideration of the rents, covenants, conditions, and agreements hereinafter respectively reserved and contained, the Landlord hereby leases to the Tenant the Premises, subject to the easements and rights-of-way now registered against the title to the Land and any future easements and rights-of-way which may be registered against title

to the Land and do not materially affect the Tenant's operations in the Premises. The Landlord represents and warrants to the Tenant that it is the sole registered and beneficial owner of the Land.

3. TERM

The Tenant shall have and hold the Premises, subject to the exceptions and reservations aforesaid, unto the Tenant for the Term from and including the Commencement Date until and including the Expiry Date.

4. RENT

4.1 Basic Rent and Additional Rent

The Tenant shall pay to the Landlord during the Term the following Rent payable at the Landlord's address specified on the first page hereof or at such other place as the Landlord may from time to time designate in writing, in the following instalments:

(a) subject to clause 18.22, Annual Basic Rent payable in equal consecutive monthly instalments on the 1st day of each month in advance from the Commencement Date to and including the Expiry Date, as follows:

(i) from the Commencement Date until the first anniversary of the date that the Licence Conditional Approval is obtained (the "Licence Approval Date"), the sum of $7.43 per square foot of Rentable Area of the Premises per annum;

(ii) after the first anniversary of the Licence Approval Date for the balance of the Term and any extensions thereof, the sum of $7.92 per square foot of Rentable Area of the Premises per annum;

and,

(b) the Tenant's Share of the Additional Rent payable in consecutive monthly instalments on the 1st day of each and every month in each and every year of the Term, commencing on the Commencement Date and continuing until and including the first day of the month in which the Expiry Date falls, unless indicated otherwise in this Lease; provided however that the Landlord may, at its option, require the instalments to be unequal in order to schedule portions relating to specific Operating Expenses (e.g. Taxes) to ensure that they have been collected by the time they are due.

4.2 To Pay

The Tenant shall pay the Annual Basic Rent and Additional Rent when due in accordance

with the provisions of this Lease.

4.3 No Abatement

The Tenant covenants and agrees with the Landlord that all of the Rent payable under this Lease shall be paid by the Tenant without demand, deduction, set-off, or abatement whatsoever. The Tenant covenants and agrees that the Landlord may at its option apply all sums received from or due to the Tenant against any amounts due and payable hereunder in such manner as the Landlord may see fit, acting reasonably, regardless of any designation or instructions by the Tenant to the contrary.

4.4 Post-Dated Cheques

Intentionally deleted.

4.5 Adjustment

If the Term shall commence or cease on a day other than the commencement of or the end of any period of time in respect to which any amount payable hereunder is calculated, then the Tenant shall pay to the Landlord its Relative Portion of such amount for such period of time. Without limiting the generality of the foregoing, if the Term does not subsist during the whole of any calendar year, the Tenant shall pay the Relative Portion of the Tenant's Share of the estimated and actual Operating Expenses for such Operating Year.

4.6 Accrual of Annual Basic Rent

The Annual Basic Rent shall accrue from day to day. Where the calculation of any Additional Rent is not made until the termination or expiry of this Lease, the obligation of the Tenant to pay such Additional Rent shall survive the termination or expiry of this Lease and such amounts shall be payable by the Tenant upon demand by the Landlord.

4.7 Net Lease

The Tenant will pay to the Landlord duly and punctually all Rent without any deduction, abatement or set-off except as provided in this Lease, it being the intention of the parties that this Lease is to be a net lease to the Landlord in accordance with the terms of this Lease.

4.8 Sales Taxes

The Landlord will, acting reasonably, estimate the amount of Sales Taxes to be paid in advance with monthly payments of Rent for the period to which the estimate applies; and any necessary adjustment will be made in the same manner as set out in clause 5.2. Amounts payable by the Tenant as Sales Taxes will not be deemed to be Rent or

Additional Rent, but the Landlord will have the same rights and remedies for non-payment of Sales Taxes as it has for non-payment of Rent.

4.9 Deposit

Intentionally deleted.

4.10 Additional Deposit

Intentionally deleted.

4.11 Rentable Area of Premises, Other Tenant Office Space and Unit B

The Landlord estimates the Rentable Area of the Premises to be 15,376 square feet, the Other Tenant Office Space to be 784 square feet and Unit B to be 15,988 square feet resulting in the Rentable Area of the Building estimated to be 32,148 square feet. The Rentable Area of the Building, the Premises, the Other Tenant Office Space and Unit B may be certified by an independent BC land surveyor at any time, at the Tenant's sole cost and expense, unless such certification results in the Rentable Area of the measured premises being determined to be less than the estimated amount by 5% or greater, in which case the Landlord shall bear the costs and expense of the certification.

5. ADDITIONAL RENT

5.1 Estimated Expenses

The Landlord shall have the right to make reasonable estimates of the amount of the Tenant's Share of Additional Rent for each Operating Year during the Term.

5.2 Payment

The Tenant shall pay to the Landlord in equal monthly instalments on the 1st day of each month during each Operating Year the Tenant's Share for Additional Rent or any portion thereof as estimated by the Landlord for the Operating Year which falls in whole or in part within the respective Operating Year. In the event that the Tenant makes any overpayment to the Landlord on account of any Additional Rent payable under this Article 5 during any Operating Year, the Tenant shall be entitled to a refund of the amount of such overpayment, which refund will be paid promptly by the Landlord. Upon the expiry of the Term and any extension thereof and the fulfilment by the Tenant of all of its obligations under this Lease, any remaining credit shall be promptly refunded to the Tenant.

5.3 Landlord's Certificate

The Landlord shall provide the Tenant with a written statement setting out the actual

Additional Rent or any portion thereof for any Operating Year. The Tenant shall pay the Additional Rent as set out in the Landlord's written statement subject to the Tenant's right to access and to inspect the books and accounts relating to the expenses and to have the Landlord's accountant audit the books and accounts to make any necessary adjustments. Any determination of the actual Additional Rent made by the Landlord's accountant shall be binding on the Tenant and the Landlord except to the extent that it is found to be in error.

6. TENANT'S TAXES AND UTILITY COSTS

6.1 Payment

The Tenant shall promptly pay to the applicable authorities the Tenant's Taxes and the Utility Costs as they become due.

6.2 Evidence of Payment

The Tenant shall provide to the Landlord, when and if requested by the Landlord, receipts for payments made by the Tenant in respect of the Tenant's Taxes and the Utility Costs.

7. USE OF PREMISES

7.1 Use of Premises

The Tenant shall not use the Premises nor allow the Premises to be used for any purpose other than the growth, cultivation, extraction and production of medical and/or recreational use marijuana provided such use is in accordance with applicable laws and other lawful uses ancillary thereto (collectively, the "Permitted Use"). The Tenant shall not, at any time during the Term or any extension thereof, commit or suffer to be committed any waste upon the Premises, nor shall the Tenant use, exercise, carry on, or permit, or suffer to be used, exercised, or carried on, in, or upon the Premises, or any part thereof, any noxious, noisome, or offensive art, trade, business, occupation, or calling, or keep, sell, use, handle, or dispose of any merchandise, goods, or things which are objectionable, or by which the Premises or any part thereof may be damaged or injuriously affected, and no act, matter, or thing whatsoever shall, at any time during the Term or any extension thereof, be done in or upon the Premises or any part thereof which may result in annoyance, nuisance, grievance, damage, or disturbance to the occupiers or owners of any other lands or premises or to the holders of any registered easement, right of way, or other encumbrance charging the whole or part of the Land or the Building it being understood and agreed by the Landlord that provided that the Tenant is operating the Permitted Use in compliance with applicable laws it shall not be considered to be in breach of any of the foregoing restrictions. The Tenant shall use commercially reasonable efforts to prevent anything being done on the Premises which may result in any premises other than the Premises being picketed or otherwise subjected to industrial action or demonstrations. The Tenant

shall forthwith take all action and proceedings reasonably necessary to cause such picketing, industrial action, and demonstrations to cease without delay. The Tenant shall immediately advise the Landlord of the presence of, and shall do all things necessary to remove, any dangerous condition from time to time existing on the Premises and arising as a result of the act or omission of the Tenant or any person for whom the Tenant is, at law, responsible. The Landlord represents and warrants to the Tenant that the Land is zoned to permit the Tenant's use of the Premises for the Permitted Use and the Landlord will provide the Tenant with written evidence satisfactory to the Tenant, acting reasonably, to support this representation and warranty.

7.2 Compliance with Laws

The Tenant shall do, observe, and perform all of its obligations and all matters and things necessary or expedient to be done, observed, or performed by the Tenant by virtue of any law, statute, bylaw, ordinance, regulation, or lawful requirements of any governmental authority or any public utility lawfully acting under statutory authority, and all demands and notices in pursuance thereof whether given to the Tenant or the Landlord and in any manner or degree affecting the exercise or fulfilment of any right or obligation arising under or as a result of this Lease and affecting the Premises and the use thereof by the Tenant. If any such demand or notice is given lawfully requiring the execution of works by reason of anything done, omitted, or permitted by the Tenant, then:

(a) if such notice is given to the Tenant, the Tenant shall forthwith deliver the same or a true copy thereof to the Landlord and the Tenant shall forthwith execute, at its own expense, to the satisfaction of the Landlord, acting reasonably, and the person giving such notice, all such works in order to comply with the requirements of that notice; and

(b) if such notice is given to the Landlord, the Landlord shall notify the Tenant and thereupon the Tenant shall forthwith execute, at its own expense, to the satisfaction of the Landlord, acting reasonably, and the person giving such notice, all such works as the person giving such notice may require in order to comply with the requirements of the said notice.

Notwithstanding the foregoing, the Landlord shall have the right to execute any such works and the Tenant shall afford to the Landlord all necessary access to the Premises and other facilities for such purpose and the Tenant shall, on demand by the Landlord, pay to the Landlord all reasonable costs and expenses incurred by the Landlord in executing and performing any and all such works.

The Landlord and Tenant agree to take all necessary steps to ensure compliance with the *Access to Cannabis for Medical Purposes Regulations* (the "ACMPR") under the *Controlled Drugs and Substances Act* (Canada) (the "CDSA") or any such successor legislation applicable to the Permitted Use. All terms of this Lease and all obligations of the Landlord

and Tenant hereunder are to be read and interpreted in a manner that complies with the ACMPR and the CDSA or any successor legislation applicable to the Permitted Use. Any rights and obligations permitted or owed to either party will be null and void to the extent they would cause either party or the Land to violate the ACMPR and the CDSA or any successor legislation applicable to the Permitted Use.

8. RIGHT OF FIRST REFUSAL TO PURCHASE AND OPTION TO PURCHASE

8.1 Right of First Refusal to Purchase Land

Schedule C (Right of First Refusal to Purchase Land) is incorporated by reference into this Lease. In addition, the Landlord covenants and agrees not to sell, transfer or assign its beneficial or registered interest in the Land or in this Lease to any third party or market for sale, transfer or assignment its beneficial or registered interest in the Land or in the Lease to any third party prior to the tenth (10th) anniversary of the Commencement Date (the "No Sale Covenant"). The Landlord acknowledges and agrees that the No Sale Covenant, under the circumstances surrounding the transaction that led to the parties entering into this Lease and the nature of the Tenant's business operations within the Premises is a reasonable restriction on its ability to sell, transfer or assign its interest in the Land and the Lease.

8.2 Option to Purchase Land

Schedule D (Option to Purchase Land) is incorporated by reference into this Lease.

9. INDEMNITY AND INSURANCE

9.1 Tenant's Insurance

(a) The Tenant shall, at its sole cost and expense during the Term and during such other period of time that the Tenant occupies the Premises, take out and maintain in full force and effect, the following:

(i) "all risks" insurance upon all merchandise, stock-in-trade, furniture, fixtures, equipment, Leasehold Improvements, and other property of every kind and description located at the Premises, owned by, or made or installed by or on behalf of the Tenant and any sub-tenant or licensee or for which the Tenant is responsible or legally liable, in an amount at least equal to the full insurable value thereof, calculated on a [redacted] co-insurance and replacement cost basis;

(ii) automobile liability insurance to a limit of liability of not less than [redacted] in any one accident, covering all licensed motor vehicles owned by the

Redacted: Commercially sensitive information

Tenant and used in connection with its and its licensee's or sub-tenant's business carried on from the Premises;

(iii) commercial general liability insurance applying to the operations of the Tenant and its licensee or sub-tenant carried on from the Premises and which shall include, without limitation, personal injury liability, product liability, contractual liability, non-owned automobile liability, and protective liability coverage with respect to the occupancy of the Premises by the Tenant; and such insurance shall be written for an amount of not less than [redacted] per occurrence, or such higher amount as the Landlord may from time to time reasonably require;

(iv) tenant's all-risks legal liability insurance in an amount not less than the actual cash value of the Premises, including loss of use;

(v) broad form comprehensive boiler and machinery insurance on all boilers and pressure vessels in the Premises;

(vi) business interruption insurance in such amounts as will reimburse the Tenant for direct or indirect loss of earnings attributable to all perils required to be insured against by the Tenant hereunder; and

(vii) any other form or forms of insurance as the Landlord may reasonably require from time to time in amounts and for perils against which a prudent tenant acting reasonably would protect itself in similar circumstances.

(b) All policies of insurance referred to in this paragraph shall include the following provisions:

(i) the policies shall not be affected or invalidated by any act, omission, or negligence of any person which is not within the knowledge or control of the insured thereunder;

(ii) all property damage policies written on behalf of the Tenant shall contain a waiver of any subrogation rights which the Tenant's insurers may have against the Landlord and against those for whom the Landlord is, in law, responsible, whether any insured loss or damage is caused by the act, omission, or negligence of the Landlord, or by those for whose acts the Landlord is, in law, responsible, or otherwise;

(iii) all policies of liability insurance shall include the Landlord as an additional insured and shall provide that each person, firm, or corporation insured under such policies shall be insured in the same manner and to the same extent as if separate policies had been issued to each; and

(iv) all policies shall contain a severability of interests clause and an undertaking by the insurers to give the Landlord not less than 30 days' prior written notice of any cancellation or other termination thereof, or any change which restricts or reduces the coverage afforded thereby.

(c) The Tenant agrees that certificates of insurance or, if required by the Landlord or any of the Landlord's Mortgagees, certified copies of each policy shall be delivered to the Landlord as soon as practicable after the Landlord's written request for the same. The Tenant shall, when reasonably required by the Landlord, forthwith provide to the Landlord evidence that all premiums for all insurance policies have been paid.

(d) The Tenant shall not do or permit anything to be done upon the Premises whereby any policy of insurance against loss or damage to the Premises or against legal liability for damage to persons or property caused by the ownership, maintenance, use, or occupancy of the Premises, the Land, or the Building, or by reasons of the conduct of any business carried on thereon, may be invalidated; and for such purpose, upon receipt of notice in writing from any insurer of the Premises, the Land, or the Building requiring the execution of works or a discontinuance of any operations in order to correct such situation, the Tenant shall comply therewith.

(e) The Tenant agrees that if the Tenant fails to take out or keep in force any insurance coverage referred to in this clause 9.1, or if any such insurance is not approved by the Landlord and the Landlord's Mortgagees, both acting reasonably, and the Tenant does not rectify the situation within 3 business days after written notice by the Landlord to the Tenant setting forth the Landlord's objections, then the Landlord shall have the right, without assuming any obligation in connection therewith, to effect such insurance coverage and shall have the right to recover all costs and premiums incurred in effecting such insurance coverage from the Tenant.

9.2 Mutual Release

(a) The Landlord and the Tenant each hereby release and forever discharge the other from all actions, causes of action, claims, suits and obligations which it has or may hereafter have against the other for or concerning or by reason of, or in any way connected with or arising out of, or in consequence of, an occurrence in respect of which the releasing party has received insurance proceeds in respect of an insurance policy which covers such occurrence. For greater certainty, the within release shall apply whether or not the claim being released was a result of the negligence of the released party or of any person for whom it is responsible in law, but shall in any case be limited to the amount of the actual insurance proceeds received by the releasing party.

(b) Notwithstanding anything else herein contained, the benefit of the release contained in subclause 9.2(a) cannot be claimed by any party which has not maintained the insurance that it is required to maintain in force pursuant to this Lease, and the release shall not, in any circumstance, apply to the excess of any claim above and beyond the actual amount of insurance proceeds received by the releasing party in respect of such claim.

9.3 Indemnity

Each of the Landlord and the Tenant will protect, defend, indemnify and save harmless the other including the other's directors, officers, employees and agents (collectively the "indemnified party") in respect of all damages, costs (including without limitation actual legal costs), fines, suits, claims, demands and actions of any kind or nature which the indemnified party shall or may become liable for or suffer by reason of:

(a) any breach, violation or non-performance by the party so indemnifying of any covenant, term or provision of this Lease; or

(b) any damage, injury or death occasioned to or suffered by any person or persons (including the Landlord or the Tenant, as the case may be) or damage to any property, resulting from any wrongful act, or negligence on the part of the party so indemnifying or on the part of any of its directors, agents, employees or officers, provided that the indemnity in this subclause 9.3(b) shall only apply to the extent that the damages, costs, fines, suits, claims, demands or actions suffered or incurred by the indemnified party exceed the actual insurance proceeds received by the indemnified party in respect thereof, it being the intent of the parties that the indemnified party shall first seek recovery in respect of any damages, costs, fines, suits, claims, demands or actions referred to in this subclause 9.3(b) from any insurance policies maintained by the indemnified party in respect thereof.

For greater certainty, notwithstanding anything else contained in this Lease, the obligations contained in this Section 8.4 shall survive the expiration or earlier termination of this Lease.

9.4 Landlord's Insurance

(a) The Landlord shall, during the Term and any extension thereof, take out and maintain in full force and effect insurance against all risks of physical loss or damage to the Building, and such fixtures and improvements as the Landlord shall determine, including the perils of flood and earthquake and including gross rental value insurance, in amounts equal to the full insurable value thereof calculated on a replacement cost basis, and subject to such deductibles as the Landlord may reasonably determine. Provided however that the full insurable value shall not include, and the insurance shall not cover, any property of the Tenant, whether owned by the Tenant or held by it in any capacity, nor Leasehold Improvements nor

any other property of whatsoever kind and description located at the Premises whether made or installed by or on behalf of the Tenant. The Landlord shall, upon 30 days' written notice from the Tenant, advise the Tenant of the amount of the deductible referred to in this subclause.

(b) Commercial general liability insurance concerning the Landlord's operations in the Building and upon the Land for an amount of not less than [redacted] per occurrence, or such higher amount as the Tenant may from time to time reasonably require.

(c) Comprehensive boiler and machinery insurance on the equipment contained in the Building owned by the Landlord.

(d) The Landlord shall, upon written request by the Tenant, provide the Tenant with evidence from time to time that such insurance has been effected.

(e) The Landlord may, but shall not be obligated to, take out and carry any other form or forms of insurance as the Landlord or the Landlord's Mortgagees may, acting reasonably, consider advisable or beneficial.

(f) Notwithstanding any contribution by the Tenant to any Insurance Costs as provided for herein, no insurable interest shall be conferred upon the Tenant under policies carried by the Landlord.

10. MAINTENANCE, REPAIRS, AND ALTERATIONS

10.1 Repair by Tenant

The Tenant shall, at all times during the Term and any extension thereof and at its own expense, promptly repair, decorate, clean, renew, and maintain the Premises in a reasonable operating condition, excluding repairs required by reasonable wear and tear, but including, without limiting the foregoing, repair and/or replacement of the interior walls, the floor of the Premises (excepting repairs to the floor resulting from defects in the design or construction of the floor by the Landlord based on the original plans provided by the Tenant), and all other fixtures, machinery, facilities, equipment, and appurtenances installed by the Tenant or installed by the Landlord as part of the Building and directly servicing the Premises or any part thereof. The Tenant shall give notice to the Landlord of any accidents, damage, nuisance, obstructions, or required repairs in and to the Premises within 24 hours of the Tenant's knowledge thereof. The Tenant shall also heat the Premises in a reasonable manner so as to prevent any damage thereto by reason of frost or moisture. At the end or sooner termination of the Term or any extension thereof the Tenant shall yield up to the Landlord, without notice from the Landlord, the Premises including all fixtures, repaired, decorated, paved, cleaned, renewed, and maintained in the condition required under this Lease.

10.2 Repair on Notice

(a) The Tenant shall permit the Landlord and its duly authorized agents or nominees, with or without workers and others, at all reasonable times to enter upon the Premises for the purpose of examining the state of repair, condition, and use thereof, and to permit such entry after the Landlord shall have given 48 hours' notice in writing to the Tenant of such intended entry and examination, or without notice in the event of an emergency or a perceived emergency, and in every case the Tenant shall afford the Landlord all reasonable aid and facilities in such entry and examination, and upon notice in writing of defect or want of repair being given by the Landlord to the Tenant, to cause the same to be repaired, as required by clause 10.1, within 30 days from the date of the giving of such notice by the Landlord provided that if such repair cannot with due diligence be completed by the Tenant within a period of 30 days, if the Tenant commences to complete such repair within such 30 days and thereafter prosecutes the completion such repair in a diligent manner, then the period of time within which such repair may completed shall be extended so long as the Tenant prosecutes the completion of such repair in a diligent manner. If the Tenant shall at any time default in the performance or observance of any of the covenants in this Lease for or relating to the repair, maintenance, cleaning, renewal, or decoration of the Premises or any part thereof and such default shall continue for 30 days after notice in writing from the Landlord of default in respect of repair, maintenance, cleaning, renewal, or decoration of the premises, then the Tenant shall permit the Landlord and its duly authorized agents and nominees, with or without workers and others, and without prejudice to the Landlord's right of re-entry, to enter into and upon the Premises and repair, decorate, clean, renew, and maintain the same at the expense of the Tenant; and the Tenant shall afford the Landlord all aid and facilities in doing or causing the same to be done and shall repay to the Landlord on demand all costs and expenses in respect of such repairs, maintenance, cleaning, renewal, and decoration as aforesaid provided that if such repairs, maintenance, cleaning, renewal, or decoration cannot with due diligence be completed by the Tenant within a period of 30 days, if the Tenant commences to complete such repairs, maintenance, cleaning, renewal, and decoration within such 30 days and thereafter prosecutes the completion such repair in a diligent manner, then the period of time within which such repairs, maintenance, cleaning, renewal, and decoration may be completed shall be extended so long as the Tenant prosecutes the completion of such repairs, maintenance, cleaning, renewal, and decoration in a diligent manner..

(b) The Tenant shall pay to the Landlord administration charges of the Landlord in the sum of 10% of the total cost of any work specifically completed by the Landlord on behalf of the Tenant, such work being deemed to be the responsibility of the Tenant.

10.3 Business and Trade Fixtures

The Tenant may install business and trade fixtures reasonably required by the Tenant in relation to the Permitted Use in the usual manner in the Premises, provided such installation does not damage the Premises or the Building. All business and trade fixtures owned or installed by the Tenant in or on the Premises shall remain the property of the Tenant and shall be removed by the Tenant at the expiration of the Term or any renewal thereof or at the sooner termination thereof, provided that the Tenant at its expense shall repair any damage to the Premises, the Land, or the Building caused by such removal. Such removal by the Tenant shall be permitted provided that the Tenant is not in default under any covenant or agreement contained herein at the time of such removal; and if in default, the Landlord shall have a lien on the Tenant's business and trade fixtures as security against loss or damage resulting from any such default by the Tenant, and the Tenant's business and trade fixtures shall not be removed by the Tenant until such default is cured, unless otherwise directed by the Landlord. The Landlord may elect to require the Tenant to remove all or any part of the business and trade fixtures owned or installed by or on behalf of the Tenant at the expiration or termination of the Term or any extension thereof, in which event such removal shall be done at the Tenant's expense and the Tenant shall, at its expense, repair any damage to the Premises, the Building, and the Land caused by such removal. If the Tenant does not remove its business and trade fixtures forthwith after written demand by the Landlord, such property shall, if the Landlord elects, be deemed to become the Landlord's property or the Landlord may remove the same at the expense of the Tenant and the reasonable cost of such removal shall be paid by the Tenant forthwith to the Landlord on written demand, and the Landlord shall not be responsible for any loss or damage to such property as a result of such removal.

10.4 Alterations and Additions

The Tenant may at any time and from time to time, at its own expense and provided it has obtained the Landlord's prior written consent, such consent not to be unreasonably denied, make such alterations, refurbishments, expansions, replacements, and/or improvements to and upon the Premises and the Tenant Licence Area as the Tenant determines in its sole discretion, and may construct Leasehold Improvements as it desires in its sole discretion, provided that all such alterations, refurbishments, expansions and/or improvements shall be made in conformity with all applicable laws. The Landlord acknowledges that the Tenant shall be constructing a licensed medical and/or recreational use marijuana growing, cultivating and production facility in the Premises and the Landlord will provide all necessary consents and approvals to local, provincial or federal authorities as required by the Tenant in connection therewith and any alterations, refurbishments and/or improvements to and upon the Premises required to be made by the Tenant in its reasonable opinion in connection with the construction of such facility shall not require the Landlord's prior approval. All work shall be done in a good and workmanlike manner by contractors or tradespeople approved in writing by the Landlord, such approval not to be unreasonably withheld or delayed. The Tenant shall obtain and pay for all required

building and occupancy permits in respect of its work as aforesaid. The Tenant shall, at its own cost and expense, take out or cause to be taken out any additional insurance coverage reasonably required by the Landlord to protect the respective interests of the Landlord and the Tenant during all periods when any such work is being performed. Any expansions of the Premises constructed by the Tenant including, without limitation, the construction of a security office and mechanical room (the construction of both of which shall not require the Landlord's prior approval) shall not result in an increase of the Rentable Area of the Premises for purposes of calculating Rent it being understood that such construction would be completed at the Tenant's expenses and therefore no Rent would be payable by the Tenant in respect thereto.

10.5 Leasehold Improvements

All Leasehold Improvements in or upon the Premises at the commencement of the Term and during the Term will, until the expiration or earlier termination of this Lease or any extensions thereof, be the Tenant's property notwithstanding any rule of law or equity to the contrary and notwithstanding that the Tenant may not have paid for the installation of all such Leasehold Improvements, provided that any Leasehold Improvements not removed from the Premises on or before the expiry of the Term or any extensions thereof will become the property of the Landlord. During the Term and upon the expiration or earlier termination of the Term or any extensions thereof, the Tenant will, without the payment of any additional rent and notwithstanding any rule of law or equity to the contrary, have the right to remove from the Premises all Leasehold Improvements provided that the Tenant repairs any damage to the remaining elements of the Building, removes all debris, waste material and refuse from the Premises, leaves the Premises in a clean and orderly state.

10.6 Landlord's Repairs

Subject clauses 10.1, 10.2 and 10.3 herein, the Landlord shall repair and maintain the Building and the Land in a good and reasonable state of repair consistent with the general standards of developments of similar age and character. Without limiting the foregoing, the Landlord shall be responsible for all Structural Repairs.

11. DAMAGE, DESTRUCTION, OR EXPROPRIATION OF THE PREMISES

11.1 Damage and Destruction

(a) If the Premises are damaged by fire or other casualty which renders all of the Premises or a substantial area of the Premises unusable by the Tenant and materially adversely affects the business carried on by the Tenant on the Premises, then the Annual Basic Rent and Additional Rent shall from and after the date of the damage abate, and such abatement shall continue until such unusable area of the

Premises is capable of use by the Tenant or until the Lease is terminated, whichever shall first occur.

(b) If the Premises are damaged by fire or other casualty not caused by the negligence of the Tenant or those for whom it is responsible in law, and the damage is covered by insurance held or required to be held by the Landlord under this Lease, then the damage to the Premises shall be repaired by the Landlord at its expense provided that the Tenant shall, to the limits of insurance it ought to have received under the terms of this Lease, be responsible for any costs in excess of insurance proceeds received. The Tenant shall, at its expense, repair all Leasehold Improvements and any installations, alterations, additions, partitions, improvements, and fixtures made by or on behalf of the Tenant and all damage caused by its negligence or the negligence of those for whom it is responsible in law. All repairs which the Landlord is required to make hereunder shall be made with due diligence.

(c) If the Building is damaged by fire or other casualty and the Landlord does not give notice as aforesaid, then the Landlord shall diligently proceed to repair or rebuild the Building. If such repair or rebuilding is not completed and available for occupation by the Tenant within 240 days from the time of the fire or other casualty causing the damage, the Tenant may at its option, to be exercised within 10 days of the termination of the said period of 240 days, by notice in writing, terminate this Lease and all of the rights of the Tenant hereunder, and the Tenant shall then have no further liability for Rent in respect of any period after the date of termination.

11.2 Expropriation

If the whole of the Premises shall be acquired or condemned by an authority having the power for such acquisition or condemnation then the Term and any extension thereof shall cease from the date of entry by such authority. Nothing herein contained shall prevent the Landlord or the Tenant or both from recovering damages from such authority for the value of their respective interests or for such other damages and expenses allowed by law or prevent the Landlord or the Tenant or both from challenging such acquisition or condemnation and to the extent that the Landlord's authorization is required in order for the Tenant to recover damages or challenge such acquisition or condemnation the Landlord hereby authorizes the same and will upon request by the Tenant promptly provide any further forms of authorization as may be required by the Tenant in respect of the same.

12. ASSIGNMENT AND SUBLETTING

12.1 Assignment and Subletting

(a) The Tenant shall not make, grant, execute, enter into, consent to, or permit any Transfer without the prior written consent of the Landlord, such consent not to be unreasonably withheld or delayed. In the event that the Tenant desires to make,

grant, execute, enter into, consent to, or permit any Transfer then the Tenant shall give prior written notice to the Landlord of such desire, specifying therein the proposed Transferee and providing to the Landlord such information on the nature of the business of the proposed Transferee, together with its financial responsibility and standing, as the Landlord may reasonably require, together with the terms and conditions of the proposed Transfer. The Tenant shall also deliver to the Landlord a copy of the Transfer intended to be executed by the Tenant and the Transferee, together with the Landlord's administration fee required hereunder. The Landlord shall, within 10 business days thereafter, notify the Tenant in writing that:

(i) it consents to such Transfer, or

(ii) that it does not consent to such Transfer, in which event the Landlord must advise the Tenant of its reason for not consenting.

(b) Provided always and notwithstanding subclause 12.1(a), the Landlord's consent to a Transfer does not constitute a waiver of the necessity for the Tenant to obtain the prior written consent of the Landlord to any subsequent Transfer, and no Transfer shall in any manner release the Tenant from its obligations for the payment of the Rent and the observance and performance of the covenants, terms, and conditions herein provided during the Term and any extension of the Term.

(c) Upon the initial request for a Transfer together with receipt from the Tenant of the administration fee and undertaking required in subclause 12.1(d), and provided that the Landlord does not withhold its consent to such Transfer, the Landlord shall provide to the Tenant its standard-form written agreement pertaining to Transfers. The Tenant shall require each Transferee, at the time of any Transfer, to execute and deliver the Landlord's standard-form written agreement between the Tenant, the Landlord, and the Transferee, subject to such reasonable amendments as may be required by the Transferee, wherein the Transferee agrees to observe and perform all of the covenants, agreements, provisos, terms, and conditions of this Lease, and wherein the Tenant acknowledges and agrees that it shall continue to be liable under this Lease during the Term and any extension of the Term. If either the Tenant or the Transferee fails to execute and deliver the said standard-form written agreement, with such reasonable amendments as may be required by the Transferee, then the Landlord shall have the right to refuse to grant its consent to such Transfer, or where such consent is not required the Transfer shall not be effective until the said written agreement is executed and delivered by the Tenant and the Transferee. Without in any way restricting the generality of the Landlord's right to refuse consent to any Transfer, the Landlord shall have the right to refuse to consent to any Transfer if the Lease is not in good standing.

(d) The Tenant shall, together with its initial request to the Landlord for consent to any Transfer, pay to the Landlord an administration fee of $100.00, and the Tenant shall

also undertake to reimburse to the Landlord any reasonable solicitors' fees and any other costs, charges, and expenses which may be incurred by the Landlord in connection with the Tenant's request for consent to any Transfer.

(e) Any change of control of the Tenant, or merger or statutory amalgamation resulting in a change of the beneficial ownership of the Tenant, will not be deemed to be a Transfer by the Tenant of this Lease, and will not require the written consent of the Landlord. The Tenant shall, however, provide the Landlord with prior written notice of a change of control and upon completion of a change of control the Tenant shall be required to provide the Landlord with a security deposit in an amount equal to 1 year's Annual Basic Rent (at the then applicable psf rate).

(f) Notwithstanding subclause 12.1(a), no consent of the Landlord will be required in the event the Tenant assigns or sublets the whole or any portion of the Premises to a corporation controlled by the Tenant or affiliated with the Tenant, or to a corporation which controls the Tenant.

13. DEFAULT

13.1 Payments by Landlord Regarded as Rent

If the Tenant shall fail to observe or perform any of the covenants or obligations of the Tenant under or in respect of this Lease, the Landlord may from time to time, after written notice of default has been provided and the applicable cure period has expired, at its discretion perform or cause to be performed any of such covenants or obligations or any part thereof, and for such purpose may do such things as may be requisite, and may enter upon the Premises to do such things; and all costs and expenses incurred and expenditures made by or on behalf of the Landlord shall be forthwith paid by the Tenant to the Landlord. If the Tenant fails to pay the same, the Landlord may add the same to the Rent and recover the same by all remedies available to the Landlord for the recovery of Rent in arrears. Nothing in this clause 13.1 shall require the Landlord to directly or indirectly commence or complete such performance of the Tenant's covenants or obligations. If the Landlord shall suffer or incur any damage, loss, cost, or expense whatsoever for which the Tenant is in any way liable hereunder, by reason of any failure of the Tenant to observe or comply with any of the covenants or agreements of the Tenant in this Lease, then in every such case the amount of any such damage, loss, cost, or expense shall be due and payable by the Tenant to the Landlord on demand by the Landlord and the Landlord shall have the right at its option to add the cost or amount of any such damage, loss, cost, or expense to the Rent hereby reserved, and any such amount shall thereupon immediately be due and payable as Rent and recoverable by the Landlord by all remedies available to the Landlord for the recovery of Rent in arrears.

13.2 Re-Entry on Default

The Tenant further covenants with the Landlord that in the event of the breach, non-observance, or non-performance of any covenant, agreement, stipulation, proviso, condition, rule, or regulation herein contained on the part of the Tenant to be kept, performed, or observed hereunder, and any such breach, non-observance, or non-performance shall continue for thirty (30) days after written notice thereof to the Tenant by the Landlord provided that if such failure cannot with due diligence be remedied by the Tenant within a period of 30 days, if the Tenant commences to remedy such failure within such 30 days and thereafter prosecutes the remedying of such failure in a diligent manner, then the period of time within which such failure may be remedied shall be extended so long as the Tenant prosecutes the completion of such repair in a diligent manner, or, notwithstanding the foregoing, if any payments of the Rent or any part thereof, are not paid within five (5) business days of written demand for it, or in case the Term shall be taken in execution or attachment for any cause whatsoever, then and in any such case the Landlord, in addition to any other remedy now or hereafter provided, may re-enter and take possession immediately of the Premises or any part thereof in the name of the whole by reasonable persons and property therefrom, and may use such reasonable force and assistance in making such removal as the Landlord may deem advisable to recover at once full and exclusive possession of the Premises; and such re-entry shall not operate as a waiver or satisfaction in whole or in part of any right, claim, or demand arising out of or connected with any breach, non-observance, or non-performance of any covenant or agreement on the part of the Tenant to be kept, observed, or performed.

13.3 Bankruptcy or Insolvency of Tenant

(a) If during the Term or any renewal thereof any of the goods and chattels of the Tenant shall be seized or taken in attachment by any creditor of the Tenant, or if a writ of execution, sequestration, or extent shall issue against the goods and chattels of the Tenant, or if any petition or other application is presented to any court of competent jurisdiction for the dissolution, liquidation, or winding-up of the Tenant or for the appointment of a receiver or receiver and manager, or if the Tenant shall become bankrupt or insolvent or take the benefit of any statute now or hereafter in force for bankrupt or insolvent debtors, or if the Premises shall be used for any purpose other than permitted by clause 7.1 without the prior written consent of the Landlord, or if the Tenant shall make an assignment for the benefit of creditors or shall make any sale or other disposition of all or substantially all of its goods and chattels (except incidental to its amalgamation with any other company), then and in every case the Tenant shall be, and be deemed to be, in default under this Lease; the then-current and the next ensuing three months' Annual Basic Rent and Additional Rent (to be determined for the current year at rates estimated by the Landlord acting reasonably) and any additional money owing hereunder shall immediately become due and payable; the Landlord may re-enter and take possession of the Premises or any part thereof in the name of the whole, and have again, repossess, and enjoy the Premises in its former estate, anything herein to the contrary notwithstanding, as though the Tenant were holding over after the

expiration of the Term; and the Term and any extension thereof shall, at the option of the Landlord, forthwith become forfeited and determined and the then-current and the next ensuing three months' Annual Basic Rent, the Additional Rent (to be determined for the current year at rates estimated by the Landlord acting reasonably) and any additional money owing hereunder shall be recoverable by the Landlord as if it were Rent in arrears, but the Tenant shall remain liable under this Lease.

(b) The Tenant acknowledges and agrees that unless it receives the prior written consent of the Landlord, under no circumstances shall it file any notice of termination, repudiation, or disclaimer seeking to take advantage of s. 65.2 of the *Bankruptcy and Insolvency Act*, R.S.C. 1985, c. B-3 as amended from time to time and hereby waives any and all rights to do so. The Tenant agrees that if, in breach of this section, it files such a notice, the Landlord may, in addition to all of its other remedies, produce and rely on this section in challenging the validity of the notice in the court proceedings contemplated by s. 65.2 of the *Bankruptcy and Insolvency Act*; and the Landlord may, in those or any other proceedings, apply for injunctive relief or other relief against the Tenant filing the notice.

13.4 Sale and Reletting

The Tenant further covenants and agrees that upon the Landlord becoming entitled to re-enter upon the Premises under any of the provisions of this Lease, the Landlord, in addition to all other rights and remedies, shall have the right to enter the Premises as the agent of the Tenant either by reasonable force or otherwise without being liable for any prosecution therefor, and to relet the Premises as the agent of the Tenant, and to receive all rent therefor, and as agent of the Tenant to take possession of any business and trade fixtures of the Tenant and any goods and property whatsoever on the Premises, and to sell the same at public or private sale without notice, and to apply the proceeds of such sale and any rent derived from reletting the Premises in payment of the Rent due under this Lease, after deducting its costs of conducting such sale and its costs of reletting; and the Tenant shall be liable to the Landlord for any deficiency.

13.5 Termination

The Tenant further covenants and agrees that upon the Landlord becoming entitled to re-enter upon the Premises under any of the provisions of this Lease, the Landlord, in addition to all other rights and remedies, shall have the right to forthwith terminate this Lease and the Term or any extension thereof and all of the rights of the Tenant hereunder by giving notice in writing addressed to the Tenant of its intention so to do, and any other payments for which the Tenant is liable under this Lease shall be paid and the Tenant shall forthwith deliver up possession of the Premises to the Landlord, and the Landlord may re-enter and take possession of the Premises without limitation to its right to claim damages arising from the Tenant's breach.

13.6 Distress

At any time that the Landlord is entitled to levy distress against the goods and chattels of the Tenant, it may use such reasonable force as it may deem necessary for the purpose of gaining admission to the Premises without being liable for any action in respect thereof or for any loss or damage occasioned thereby, and the Tenant hereby expressly releases the Landlord from all actions, proceedings, claims, or demands whatsoever for or on account of or in respect of any such forcible entry or any loss or damage sustained by the Tenant in connection therewith. The Tenant waives and renounces the benefit of any present or future statute taking away or limiting the Landlord's right of distress, and covenants and agrees that notwithstanding any such statute none of the goods and chattels of the Tenant on the Premises at any time during the Term or any extension thereof shall be exempt from levy by distress for Rent in arrears. The Tenant covenants and agrees to indemnify and save harmless the Landlord from and against any and all manner of actions or causes of action, damages, costs, loss, or expenses of whatever kind which the Landlord may sustain, incur, or be put to by reason of or arising out of the distress, seizure, or the levy of distress against any goods or chattels on or in the Premises, whether owned by the Tenant or any other person, and such liability to indemnify and save harmless shall survive any termination of this Lease and the expiry of the Term or any renewal thereof, anything in this Lease to the contrary notwithstanding.

13.7 Landlord's Expenses Enforcing Lease

If it is necessary for the Landlord to retain the services of any person for the purpose of assisting the Landlord in enforcing any of its rights under this Lease or otherwise available at law, the Landlord shall be entitled to collect from the Tenant the reasonable cost of all such services including, but not limited to, all charges by any bailiff effecting a distress and all legal fees and disbursements incurred in enforcing the Landlord's rights hereunder and in connection with all necessary court proceedings at trial or on appeal on a solicitor and own client basis, as if the same were Rent reserved and in arrears hereunder.

13.8 Remedies Cumulative

No remedy conferred upon or reserved to the Landlord under this Lease, by statute or otherwise, shall be considered exclusive of any other remedy, but the same shall be cumulative and shall be in addition to every other remedy available to the Landlord and all such remedies and powers of the Landlord may be exercised concurrently and from time to time and as often as the Landlord deems expedient.

14. SUBORDINATION, ATTORNMENT, AND STATUS CERTIFICATE

14.1 Subordination

Provided that the Landlord first obtains and delivers to the Tenant a NDA in accordance with clause 14.3 of this Lease, this Lease shall be subject, subordinate, and postponed to all Mortgages and, the Mortgages shall have priority over this Lease notwithstanding the respective dates of execution, delivery, or registration thereof. Provided that the Landlord first obtains and delivers to the Tenant a NDA in accordance with clause 14.3 of this Lease, the Tenant agrees to promptly execute any document in confirmation of such subordination and postponement of this Lease to any of the Mortgages.

14.2 Attornment

Provided that the Landlord first obtains and delivers to the Tenant a NDA in accordance with clause 14.3 of this Lease, whenever required by any of the Landlord's Mortgagees under any of the Mortgages, or in the event of an exercise by any of the Landlord's Mortgagees of the power of sale in any of the Mortgages, the Tenant shall attorn to and become, in each case, a tenant of such Landlord's Mortgagees or any purchaser from such Landlord's Mortgagee for the then-unexpired residue of the Term upon all of the terms and conditions hereof.

14.3 Non-Disturbance Agreement

The Landlord shall, upon receipt of the Tenant's written request to do so, obtain a non-disturbance agreement (the "NDA") from a Landlord's Mortgagee in a form which is acceptable to the Tenant acting reasonably.

14.4 Estoppel Certificate

The Tenant shall at any time and from time to time upon 10 business days' prior notice from the Landlord execute and deliver to the Landlord, or the Landlord's Mortgagees, or a prospective purchaser of the whole or any portion of the Landlord's interest in the Land or the Building, a statement in writing confirming the terms of this Lease, certifying that this Lease is unmodified and in full force and effect (or, if modified, stating the modifications and that the same is in full force and effect as modified), and certifying the amount of the Rent then being paid hereunder, the dates to which the Rent and other charges hereunder have been paid, whether or not the Landlord has complied with all the terms of this Lease, whether or not the Premises are acceptable to the Tenant, whether or not any prepayment of the Rent has been made, whether or not there are any outstanding set-offs or equities disclosed or undisclosed as between the Landlord and the Tenant, and, that the Tenant is aware of the assignment by the Landlord to the Landlord's Mortgagees of all Rents under this Lease.

15. QUIET ENJOYMENT

The Landlord covenants with the Tenant that, if the Tenant pays the Rent required herein and performs its covenants herein, the Tenant shall and may peaceably possess and enjoy the Premises for the Term without any interruption or disturbance from the Landlord.

16. MISCELLANEOUS COVENANTS

16.1 Signs

The Tenant shall be permitted to affix or exhibit or permit to be affixed or exhibited upon any part of the Premises any Sign provided such Sign complies at all times with the requirements of any lawful authority having jurisdiction over the same. If any Sign no longer complies with the requirements of any lawful authority having jurisdiction over the same, then the Landlord, after giving the Tenant 30 days' written notice, shall have the right at any time to remove any such Sign at the Tenant's expense; and the reasonable costs, charges, and expenses of such removal shall forthwith be paid by the Tenant to the Landlord.

16.2 Rubbish

The Tenant shall keep the Premises clean and tidy and in good order.

16.3 Abate Nuisance

If the Tenant is not in compliance with the rules, laws or bylaws of any lawful authority having jurisdiction, the Tenant shall forthwith, at its sole expense, upon written notice to the Tenant from the Landlord or from any lawful authority having jurisdiction, the Tenant shall forthwith, at its sole expense, abate any nuisance caused by vibration, noise, or offensive smell, or by any undue emission of smoke, vapour, or dust caused by the Tenant or arising directly or indirectly out of the operations carried on upon the Premises.

16.4 Pollution

The Tenant shall:

(a) not use or permit to be used all or any part of the Premises for the sale, storage, manufacture, disposal, use, or any other dealing with any Hazardous Substances (other than substances existing on the Premises prior to the Commencement Date and other than cleaning solutions and other substances used in the Tenant's business which may be Hazardous Substances but which will be managed by the Tenant in accordance with Environmental Laws), without the prior written consent of the Landlord, which may be unreasonably withheld;

(b) strictly comply, and cause any person for whom it is in law responsible to comply, with all Environmental Laws regarding the use and occupancy of the Premises;

(c) promptly provide to the Landlord a copy of any environmental site assessment, audit, or report relating to the Premises conducted by or for the Tenant. at any time;

(d) promptly notify the Landlord in writing of any release of a Hazardous Substance or Hazardous Substances or any other occurrence or condition at the Premises which would contaminate the Premises or subject the Landlord or the Tenant to any fines, penalties, orders, investigations, or proceedings under Environmental Laws;

(e) on the expiry or earlier termination of this Lease, or at any time if requested by the Landlord or required by any governmental authority pursuant to Environmental Laws, remove from the Premises all Hazardous Substances and remediate any contamination of the Premises or any adjacent property resulting from Hazardous Substances to commercial land use standards, in either case brought onto, used at, or released from the Premises by the Tenant or any person for whom it is in law responsible, it being understood that the Tenant shall not have any obligation to remove and remediate any Hazardous Substances existing on the Premises or any adjacent property that existed prior to the Commencement Date. The Tenant shall perform these obligations promptly at its own cost and in accordance with Environmental Laws. All such Hazardous Substances shall remain the property of the Tenant, notwithstanding any rule of law or other provision of this Lease to the contrary and notwithstanding the degree of their affixation to the Premises;

(f) indemnify the Landlord and its directors, officers, employees, agents, successors, and assigns from any and all liabilities, actions, damages, claims, losses, costs, fines, penalties, and expenses whatsoever (including all legal and consultants' fees and expenses and the cost of remediation of the Premises and any adjacent property) arising from or in connection with:

   (i) any breach of or non-compliance with the provisions of this paragraph by the Tenant; or

   (ii) any release of any Hazardous Substance or Hazardous Substances at or from the Premises related to or as a result of the use and occupation of the Premises by the Tenant or any person for whom it is in law responsible or any act or omission of the Tenant or any person for whom it is in law responsible.

The obligations of the Tenant under this clause 16.4 shall survive the expiry or earlier termination of this Lease.

The Landlord represents and warrants that the Land and Building are, as of the Commencement Date, in compliance with all Environmental Laws and represents and warrants that, as of the Commencement Date, it has no knowledge of any facts which

would indicated that the Land and Building are in non-compliance with all Environmental Laws.

16.5 No Excavation

The Tenant shall not excavate, dig, or extract any sand, gravel, earth, or minerals of any description out of the Land without the written consent of the Landlord which shall not be unreasonable withheld or delayed.

16.6 Easements

The Tenant shall not, without the prior written consent of the Landlord, permit any encroachment, right of way, easement, or other encumbrance to be made or entered into, against, or upon the Premises or the Land or any part thereof.

16.7 Liens

The Tenant shall use its best efforts to ensure that no claim of lien shall be filed in respect of any work which may be carried out by it or on its behalf in the Building or on the Land, and if a claim of lien shall be filed in respect of any such work the Tenant shall take all necessary steps to have the claim of lien cancelled and discharged from the Land and the Building within 15 days of the date the Tenant has knowledge of such filing, and the Tenant shall indemnify and save harmless the Landlord from any and all loss, cost, expense, damage, and liability in respect of such claim of lien. The Landlord, in addition to any right or remedy, shall have the right, but shall not be obliged, to discharge any claim of lien from the Land and the Building by paying the amount claimed to be due or by procuring a discharge of such liens by deposit in the appropriate court, and in any such event the Landlord shall be entitled, if it so acts, to expedite the prosecution of any action for the enforcement of such claim of lien by the lien claimant and to pay the amount of the judgment, if any, in favour of the lien claimant with interest and costs. In any such event the Tenant shall forthwith pay to and reimburse the Landlord for all reasonable money expended by the Landlord and all reasonable costs and expenses incurred by the Landlord.

16.8 Registered Charges

The Tenant shall pay all money owed by it under any security interest or other charge registered or filed against the Land or the Building when due, and immediately upon all of the payments having been made thereunder, the Tenant shall obtain a memorandum of satisfaction or other appropriate document of discharge and shall register the same at its own expense in the proper land title office or other appropriate office of public record as the Landlord may require to discharge the same from the title to the Land and the Building.

16.9 Exhibit Premises

The Landlord shall have the right to exhibit the Premises to:

(a) prospective tenants or subtenants during the six-month period prior to the Expiry Date or the date of expiration of and any extension of the Term; and

(b) the Landlord's Mortgagees and prospective mortgagees and any prospective purchaser of the whole or any part of the Landlord's interest in the Premises;

and for such purposes the Landlord may place upon the Premises a sign or notice stating that the Premises are for rent or for sale, and the Landlord shall have the right of entry to the Premises at any reasonable time after having provided the Tenant with a minimum of ten (10) business days written notice of such required entry, and the Tenant at its option may have a servant or agent present at the time of such entry and may impose such security measures as it may require to ensure such entry complies with the Tenant's obligations in respect of or relating to the license(s) it holds in relation to the Permitted Use.

16.10 No Auctions

The Tenant shall not permit any sale by auction nor any fire sale, bankruptcy sale, moving sale, going-out-of-business sale, or bulk sale to be held upon the Premises or the Land or any part thereof.

17. EXTENSION RIGHT

The Tenant shall be entitled to extend the term of this Lease for one (1) additional term of five (5) years (commencing the day after the Expiry Date of this Lease) (the "Extension Term"), provided that, as preconditions to the Tenant exercising such right, the Tenant shall:

(i) not, at that time, be in default beyond applicable cure periods under any provisions of the Lease; and,
(ii) have given written notice to the Landlord of the exercise of this option at least six (6) months prior to the expiry of the original Term.

The Extension Term shall be on the terms and conditions set out in this Lease including, without limitation, the terms and conditions relating to Rent, save and except that:

(i) at the expiration of the Extension Term, there shall be no further rights of renewal; and
(ii) the Premises shall be taken on an "as is" basis and there shall be no rent-free or fixturing periods, and no allowances or inducements and no obligation of the Landlord to perform or complete any work or other construction or renovations of the Premises.

18. MISCELLANEOUS

18.1 Registration of Lease

The Parties have executed this Lease agreement upon the understanding that the Lease or a short form thereof, at the Tenant's option, will be registered by the Tenant on the title to the Land, the Right of First Refusal to Purchase the Land set out in Schedule C and the Option to Purchase the Land set out in Schedule D. The Tenant shall pay all costs, expenses, fees and taxes in connection with the registration of this Lease and other interests in the appropriate land title office. The Landlord consents to the Tenant registering the Lease and the Landlord shall provide the Tenant with the executed documents for the purposes of registering this Lease under the *Land Title Act*.

18.2 No Warranties

The Tenant acknowledges and agrees that no representations, warranties, agreements, or conditions have been made other than those expressed herein, and that no agreement collateral hereto shall be binding upon the Landlord unless it be made in writing and duly executed on behalf of the Landlord.

18.3 No Waiver

(a) The failure of the Landlord to exercise any right or option in connection with any breach or violation of any term, covenant, or condition herein contained shall not be deemed to be a waiver or relinquishment of such term, covenant, or condition nor of any subsequent breach of the same or any other term, covenant, or condition herein contained. The subsequent acceptance of the Rent or any portion hereunder by the Landlord shall not be deemed to be a waiver of a preceding breach by the Tenant of any term, covenant, or condition of this Lease.

(b) The acceptance of any of the Rent from, or the performance of any obligation hereunder by, a person other than the Tenant shall not be construed as an admission by the Landlord of any rights, title, or interest of such person as a Transferee or otherwise in the place and stead of the Tenant.

(c) The acceptance by the Landlord of a part payment of any money required to be paid hereunder shall not constitute waiver or release of the right of the Landlord to payment in full of such money.

18.4 Notices

All notices, demands, and requests which may be or are required to be given pursuant to this Lease shall be in writing and shall be sufficiently given if delivered personally to the party or an officer of the party for whom it is intended, or faxed with a confirmation copy mailed, or mailed prepaid and registered to the respective addresses specified in on the first page hereof or such other addresses as the parties may from time to time advise by notice in writing. The Tenant shall require each Transferee to supply its respective mailing address to the Landlord. The date of receipt of any such notice, demand, or request shall be deemed to be the date of delivery of such notice, demand, or request if delivered or if faxed as aforesaid it shall be deemed to be received on the next day following the date of transmission (excluding Saturdays, Sundays, and statutory holidays in British Columbia), or if mailed as aforesaid it shall be deemed to be received on the third day next following the date of such mailing (excluding Saturdays, Sundays, and statutory holidays in British Columbia), unless there is between the date of mailing and actual receipt a mail strike or other labour dispute which adversely affects mail service in British Columbia, in which case the party giving the notice, demand, or request shall deliver such notice, demand, or request by an alternative method.

18.5 Peaceful Surrender

The Tenant shall, at the expiration or sooner determination of the Term or the Extension Term, forthwith peacefully surrender and yield up unto the Landlord the Premises and its appurtenances, together with all fixtures or improvements which at any time during the Term or any extension thereof shall be made therein or thereon, in the state of repair required to be maintained by the Tenant hereunder, without notice from the Landlord; and shall deliver to the Landlord all keys to the Premises which the Tenant has in its possession.

18.6 Holding Over

If the Tenant shall hold over with the Landlord's written consent after the expiration of the Term or any renewal thereof, and the Landlord shall accept the new Rent or any portion thereof, the new tenancy thereby created shall be deemed to be a monthly tenancy and not a yearly tenancy and shall be subject to the covenants and conditions herein contained insofar as the same are applicable to a tenancy from month to month, except that if the Tenant remains in possession without the Landlord's written consent, the monthly instalments of Annual Basic Rent shall be the same amount of the monthly instalments of Annual Basic Rent payable for the last month of the later of the Term or any extension thereof, pro-rated on a daily basis for each day that the Tenant remains in possession.

18.7 Inability to Perform

Whenever and to the extent that the Landlord and/or the Tenant shall be unable to fulfil,

or shall be delayed or restricted in the fulfilment of any obligation hereunder by reason of being unable to obtain the material, goods, equipment, service, utility, or labour required to enable it to fulfil any such obligation, or by reason of any statute, law, or order-in-council or any regulation or order passed or made pursuant thereto, or by reason of the order or direction of any administrator, controller, or board, or any governmental department or officer or other authority, or by act of God, or by reason of not being able to obtain any permission or authority required thereby, or by reason of strikes, lockouts, or other industrial disturbances, explosion, breakage or accident to machinery, or by reason of any other cause beyond its control whether of the foregoing character or not, the Landlord and/or Tenant shall be entitled to extend the time for fulfilment of such obligation by a time equal to the duration of such delay or restriction, and the Landlord and/or Tenant shall not be entitled to compensation for any inconvenience, nuisance, discomfort, or damage thereby occasioned, and shall not be entitled to cancel or terminate this Lease.

18.8 Interest

Interest on any money due to the Landlord under this Lease shall be paid by the Tenant and shall accrue on a daily basis at the Prime Rate plus 3% per annum, such rate of interest to be calculated and compounded monthly, not in advance, from the respective date upon which any such money becomes due to the Landlord.

18.9 Governing Law

This Lease shall be construed in accordance with, and governed by, the laws of the province of British Columbia.

18.10 Number and Gender

Where required the singular number shall be deemed to include the plural and the neuter gender the masculine or feminine.

18.11 Covenants

The Landlord and the Tenant agree that all of the provisions of this Lease are to be construed as covenants and agreements as though the words imparting such covenants and agreements were used in each separate provision thereof. Should any provision or provisions of this Lease be illegal or not enforceable, it or they shall be considered separate and severable from this Lease and its remaining provisions shall remain in force and be binding upon the parties as though the said provision or provisions had never been included.

18.12 Time of the Essence

Time shall be of the essence of this Lease, save as herein otherwise specified.

18.13 Headings

Any captions, headings, and marginal notes throughout this Lease are for convenience and reference only and the words and phrases contained therein shall in no way be held or deemed to define, limit, describe, explain, modify, amplify, or add to the interpretation, construction, or meaning of any provision of or the scope or intent of this Lease nor in any way affect this Lease.

18.14 Enurement

This Lease shall extend to, be binding upon, and enure to the benefit of the Landlord and the Tenant and their respective heirs, executors, administrators, successors, and permitted assigns.

18.15 Continuation of Obligations

This Lease and the obligations of the Tenant hereunder shall continue in full force and effect notwithstanding any change in the person or persons comprising the Landlord.

18.16 Landlord's Limit of Liability

The term "Landlord" as used in this Lease so far as covenants or obligations on the part of the Landlord are concerned shall be limited to mean the Landlord as defined herein, while it retains its interest in the Premises, but upon a sale, transfer, or other disposition of that interest (other than by way of mortgage, charge, or other encumbrance as security), the Landlord shall cause the buyer or transferee, as the case may be, to enter into a written agreement with the Tenant under which the buyer or transferee agrees to be bound by the terms and conditions of this Lease and by the terms of any other agreements or instruments made between the Landlord and Tenant relating to the Premises and the Land. Upon delivery of such written agreement to the Tenant, the Landlord shall be released from any future obligations arising under this Lease to the extent that the buyer or transferee has expressly assumed such obligations.

18.17 Intentionally Deleted

18.18 Amendments

This Lease shall constitute the entire agreement between the parties with respect to the subject matter hereof and shall not be modified, amended, or waived except by an instrument in writing duly executed and delivered by the parties or by their successors and permitted assigns.

18.19 Schedules

The Schedules attached hereto are hereby incorporated and form part of this Lease.

18.20 Additional Terms

Notwithstanding any terms to the contrary in this Lease:

(a) The Landlord agrees that, on the Commencement Date, the Building shall be outfitted with three phase 600 volt 1600 amp power services; washrooms, gas fired or forced air heating, provided that the Tenant shall be responsible for any additional work and associated costs, as may be required to adapt the Premises for the Permitted Use.

(b) The Landlord shall, at the Landlord's expense and prior to the Commencement Date, ensure the Premises are clean and free of any and all equipment, debris or materials.

(c) The Landlord acknowledges and agrees that the Tenant may be required to install a sprinkler system in the Building, at the Tenant's sole cost and as required by Code. The Landlord herein consents to the installation of a sprinkler system if required by the Tenant at the Tenant's sole cost and expense. Sprinkler system and related changes to the Building will not require tenant removal or cost to the Tenant at end of the Term or any extension thereof.

(d) The Landlord further acknowledges and agrees that the Tenant may proceed with construction of a second floor mezzanine and/or second floor level within the Premises and that any such second floor mezzanine and/or second floor level will not be included in the Rentable Area of the Premises and no additional Rent shall be payable in respect thereto. The cost to construct and finish the second floor mezzanine and/or second floor level will be borne by the Tenant. Any fire code requirements to ensure the second floor mezzanine and/or second floor level finishing is to code will be the Tenant's expense and the Landlord will execute and deliver all such consents and permissions as are required by the Tenant in connection therewith. The construction of a second floor mezzanine and/or second floor level within the Premises will not require tenant removal or cost to the Tenant at end of the Term or any extension thereof.

(e) The Tenant will be given permission (subject to City of Kelowna approval, code and bylaws) to place a temporary office facility on the Unit A side of the Land within the Tenant Licence Area and the Landlord will allow for full hook-up of required services to the temporary office facility. Installation and removal of the temporary office facility will be at the Tenant's expense, but the Tenant shall not otherwise be required to pay any Rent in respect of the temporary office facility.

(f) At the Tenant's expense, a demising security fence will be erected at the back of the Building to separate the Tenant Licence Area from the Unit B side of the Land as shown marked on the plan attached as Schedule F. This security fence will run from the back property fence (near the septic fence) to the back of the Building and will meet any and all fire code requirements. Any other security enhancements required to the existing exterior fence in respect of the Tenant Licence Area and the Premises will be the responsibility of the Tenant. The Tenant shall be permitted to install any and all fencing substantially in the locations shown on Schedule F whether it be on the roof of the Building, within the Tenant Licence Area or elsewhere on the Land.

(g) Any improvements or upgrades required to the Building's existing septic system will be paid by the Tenant if such improvements are required to accommodate the requirements of the Tenant and will be permitted by the Landlord provided all work meets approved codes.

18.21 Tenant Licence Area

The Tenant shall have the right to the exclusive use throughout the Term and any extensions thereof, that portion of the Land shown outlined in bold and hatched on Schedule E (the "Tenant Licence Area") for any use incidental to the Tenant's operations in the Premises including without limitation for vehicular and pedestrian access and egress to and from the Premises, for parking and constructing, maintaining, operating, repairing, inspecting, servicing, removing, replacing or altering any improvements required by the Tenant in relation to the Tenant's operations in the Premises. The Landlord hereby grants to the Tenant, throughout the Term and any extensions thereof, for the benefit of and appurtenant to the Premises, for the use and enjoyment of the Tenant, its contractors, suppliers, invitees, licensees, employees and other persons lawfully in communication with the Tenant, the full, free and uninterrupted use and enjoyment of, and licence over, the Tenant Licence Area for the aforesaid purposes. This licence shall be made available to the Tenant without any additional cost to the Tenant. The Landlord covenants and agrees not to construct any buildings or other improvements within the Tenant Licence Area. The Tenant shall be permitted, at its expense, to install such signage as the Tenant determines, in its sole discretion but in compliance with applicable laws, to be appropriate for purposes of indicating that the Tenant Licence Area is for the Tenant's exclusive use and shall be entitled to enforce the use of the Tenant Licence Area to ensure its use by the Tenant, its contractors, suppliers, invitees, licensees, employees and other persons lawfully in communication with the Tenant and to introduce such security measures in respect of the Tenant Licence Area so as to ensure unauthorized access to the Tenant Licence Area or the Premises is avoided. The Landlord hereby represents and warrants to the Tenant that the Other Tenant has no rights to use the Tenant Licence Area under its lease or otherwise.

18.22 Other Tenant Office Space and Unit B

The Landlord represents and warrants that the Other Tenant's lease (or such other right of occupation held) of the Other Tenant Office Space and Unit B (collectively, the "Other Tenant Space") expires on or before June 14, 2020 (the "Other Tenant Lease Expiry Date") with the Other Tenant not having any rights of extension or renewal in respect of the Other Tenant Space beyond the Other Tenant Lease Expiry Date. The Landlord covenants and agrees: (a) not enter into any form of agreement whatsoever that provides the Other Tenant with any right to occupy the Other Tenant Space, or any portion thereof, beyond the Other Tenant Lease Expiry Date; (b) to use commercially reasonable and diligent efforts, at its sole cost and expense, to cause the Other Tenant to vacate the Other Tenant Space on the Other Tenant Lease Expiry Date and (c) upon the Other Tenant vacating the Other Tenant Space provide the Tenant with written notice of such event occurring and within thirty (30) days after the Other Tenant vacates the Other Tenant Space deliver vacant possession of the Other Tenant Space to the Tenant in a clean condition and free of any and all equipment, personal property, debris or materials. Upon delivery by the Landlord to the Tenant of vacant possession of the Other Tenant Space in the aforesaid required condition (the "Delivery Date"), this Lease shall be automatically amended as follows without any further agreement required to be entered into between the parties:

(a) the Premises shall be amended to include Unit A, the Other Tenant Office Space and Unit B;

(b) Annual Basic Rent payable by the Tenant under clause 4.1(a) shall be adjusted to $8.50 per square foot of Rentable Area of the Premises per annum for the Premises (including Unit A and Unit B), with such amount increasing by 5% on the third anniversary of the Delivery Date, and by a further 5% every three years throughout the balance of the Term and any extensions thereof;

(c) the Tenant Licence Area shall be amended to include the whole of the Land not covered by the Building; and

(d) the reference to Commencement Date in clause 16.4 with respect to the Other Tenant Space shall be deemed to be a reference to the Delivery Date.

Notwithstanding the automatic nature of the amendments contemplated above, if requested by the Tenant, the Landlord shall enter into a formal amendment of this Lease contemplating the amendments in this clause 18.22.

18.23 Landlord Entry

Notwithstanding anything to the contrary herein, in any circumstances that the Landlord

is entitled to enter the Premises or the Tenant Licence Area under the terms of this Lease, such entry will be subject to such security measures as the Tenant may require from time to time to ensure compliance with the Tenant's obligations in respect of or relating to the license(s) it holds in relation to the Permitted Use.

(signature page follows)

IN WITNESS WHEREOF the parties have duly executed and delivered this Lease as of the day and year first above written.

0954717 B.C. Ltd.

By its authorized signatory(ies):

David Towill

Print Name: David Towill

Vince Murray

Print Name: Vince Murray

Cannatech Plant Systems Inc.

By its authorized signatory(ies):

David Towill

Print Name: David Towill

Don Cocar

Print Name: Don Cocar

SCHEDULE "A"

DESCRIPTION OF LAND

The property known for municipal purpose as 9590 McCarthy Road, in the City of Kelowna, British Columbia and legally described as:

PID: 025-047-426
Lot A, Sections 10 and 11, Township 20, Osoyoos Division Yale District, Plan KAP69077

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